UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

043635408

(CUSIP Number)

May 16, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	043635408

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
St George Investments LLC 26-1868357

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

1,897,548,566

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

1,897,548,566

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,897,548,566

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

* Reporting Person St. George Investments LLC (“St. George”) has rights to convert a Promissory Note into shares of the Issuer’s common stock which, except for a contractual 9.99% cap on the amount of outstanding shares that St. George may own, would exceed the cap. Thus, the number of shares of the Issuer’s common stock beneficially owned by St. George as of the date of this filing was 1,897,548,566 shares, which is 9.99% of the Issuer's 18,994,480,144 shares that were outstanding as of May 10, 2018 (as reported in the Issuer’s Form 10-Q, filed May 11, 2018).

CUSIP No.	043635408

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fife Trading, Inc. 36-4151891

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

1,897,548,566

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

1,897,548,566

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,897,548,566

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* Reporting person Fife Trading, Inc. is the sole manager of reporting person St. George. St. George has rights to convert a Promissory Note into shares of the Issuer’s common stock which, except for a contractual 9.99% cap on the amount of outstanding shares that St. George may own, would exceed the cap. Thus, the number of shares of the Issuer’s common stock beneficially owned by St. George as of the date of this filing was 1,897,548,566 shares, which is 9.99% of the Issuer's 18,994,480,144 shares that were outstanding as of May 10, 2018 (as reported in the Issuer’s Form 10-Q, filed May 11, 2018).

CUSIP No.	043635408

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Fife

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

1,897,548,566

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

1,897,548,566

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,897,548,566

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

* Reporting person John M. Fife is the sole member of reporting person St. George and the president and sole shareholder of Fife Trading, Inc. St. George has rights to convert a Promissory Note into shares of the Issuer’s common stock which, except for a contractual 9.99% cap on the amount of outstanding shares that St. George may own, would exceed the cap. Thus, the number of shares of the Issuer’s common stock beneficially owned by St. George as of the date of this filing was 1,897,548,566 shares, which is 9.99% of the Issuer's 18,994,480,144 shares that were outstanding as of May 10, 2018 (as reported in the Issuer’s Form 10-Q, filed May 11, 2018).

Item 1.

(a)	Name of Issuer
Ascent Solar Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices
12300 Grant Street Thornton, CO 80241

Item 2.

(a)	Name of Person Filing
St George Investments LLC

(b)	Address of Principal Business Office or, if none, Residence
303 East Wacker Drive, Suite 1040 Chicago, IL 60601

(c)	Citizenship
Utah

(d)	Title of Class of Securities
Common Stock, $0.0001 par value

(e)	CUSIP Number
043635408

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,897,548,566

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,897,548,566

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 1,897,548,566

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

n/a

Item 8.	Identification and Classification of Members of the Group

n/a

Item 9.	Notice of Dissolution of Group

n/a

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

St George Investments, LLC

Date: May 16, 2018	By:	/s/ John M Fife
Name: John M Fife
Title: President

Fife Trading, Inc.

Date: May 16, 2018	By:	/s/ John M Fife
Name: John M Fife
Title: President

Date: May 16, 2018	By:	/s/ John M Fife
Name: John M Fife

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)